

Executive Protection Policy

CHUBB

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 19, 1998

Endorsement No. 15
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAW

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed with the premium charged that, Item 2 of the Declarations
is amended to read as follows:

2. Policy Period: From 12:01 A.M. on October 19, 1998
                    To 12:01 A.M.   October 19, 2000
                    Local time at the adress shown in Item 1.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



_____
Authorized Representative

_____
July 2, 1999
Date



CHUBB

Executive Protection Policy

Effective date of
this endorsement: OCTOBER 19, 1998

Endorsement No. 16
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAW

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that:

1. The Company shall issue to the Insureds an excess policy
   which follows the form of this policy, except as set forth in
   paragraph three of this endorsement, if:

   a. Claims are made in two separate Policy Years and are
      reported to the Company pursuant to the reporting and
      notice requirements of this policy, triggering two
      separate Policy Year limits of liability, and,

   b. The Parent Organization provides the Company with a
      written request for such excess policy after the second
      annual anniversary of the inception of this policy.

   The Parent Organization may make only one such request of,
   and may be issued only one such excess policy by, the
   Company.

2. Any additional premium of $124,000. shall be paid by the
   Parent Organization on or before the inception date of such
   excess policy.

3. Such excess policy shall include the following terms and
   conditions:

   a. The limits of liability for each coverage section of such
      excess policy shall be equal to the Policy Year limits of
      liability set forth in Item 2(C) of the Declarations for
      the respective coverage section of this policy. However,
      if a claim is covered under both a coverage section of
      this policy and such excess policy (or if any claim would
      be so covered if not for the exhaustion of the limits of
      liability of this policy), the Company's maximum
      aggregate liability for such claim shall be the Policy
      Year Limit of Liability set forth in Item 2(C) of the
      Declarations for the applicable coverage section of this
      policy.

   b. The Policy Period for such excess policy shall incept on

the date of the Parent Organization's written request for such policy, and shall terminate on the same date of termination of this policy.

c. Such excess policy shall be excess over this policy and any policy which is written as excess over this policy.

d. Such excess policy shall not provide coverage for any claim first made against any Insured, or any facts or circumstances reported to the Company, prior to the inception date of such excess policy as described in paragraph 3b of this endorsement.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Robert Hamburger
Authorized Representative

July 2, 1999
Date



CHUBB

Executive Protection Policy

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 19, 1998

Endorsement No. 17
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAW

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that subsection 26, Termination of Policy, is deleted in its entirety and the following is inserted:

26. This policy or any coverage shall terminate at the earliest of the following times:

    (A) ten days after the receipt by the Parent Organization of a written notice of termination from the Company based upon failure to pay premium due, unless such premium is received by the Company prior to such tenth day,

    (B) at such other time as may be agreed upon by the Company and the Parent Organization, or

    (C) upon the expiration of the Policy Period as set forth in Item 2 of the Declarations of this policy.

    The premium charged for this policy shall be fully earned at inception of the Policy Period.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Robert Hamburger
Authorized Representative

July 2, 1999
Date



CHUBB

Executive Protection Policy

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 27, 1999

Company: TEXAS PACIFIC INDEMNITY COMPANY

Endorsement No. 18

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that:

1. The following Insuring Clause is added:

   Insured Organization Coverage - Insuring Clause 3

   The Company shall pay on behalf of any **Insured Organization** all **Loss** for which it becomes legally obligated to pay on account of any **Securities Claim** first made against it during the **Policy Period** or, if exercised, during the Extended Reporting Period, for a **Wrongful Act**.

2. The Definitions are amended as follows:

   a. The definitions of **Claim** and **Wrongful Act** are deleted in their entirety and replaced with the following:

      Claim means:

      (a) For purposes of coverage under Insuring Clauses 1 or 2:
         (i) a written demand for monetary damages or non-monetary relief;
         (ii) a civil proceeding commenced by the service of a complaint or similar pleading;
         (iii) a criminal proceeding commenced by the return of an indictment; or
         (iv) a formal administrative or regulatory proceeding commenced by the filing of a notice of charges, formal investigative order or similar document,

         against any **Insured Person** for a **Wrongful Act** or **Interrelated Wrongful Act**, including any appeal therefrom;

      (b) For purposes of coverage under Insuring Clause 3:
         (i) a written demand for monetary damages or non-monetary relief;
         (ii) a civil proceeding commenced by the service of a complaint or similar pleading; or
         (iii) a criminal proceeding commenced by the return of an indictment;

         against any **Insured Organization** for a **Wrongful Act** or **Interrelated Wrongful Act**, including any appeal therefrom.

      Wrongful Act means:

      (a) For purposes of coverage under Insuring Clauses 1 or 2, any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted, by any **Insured Person** before or during the **Policy Period**, individually or otherwise, in his **Insured Capacity**, or any matter claimed against him solely by reason of serving in such **Insured Capacity**;

(b) For purposes of coverage under Insuring Clause 3, any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted, by any **Insured** before or during the **Policy Period**.

b. The following definitions are added:

Securities Claim means any **Claim** which in whole or in part, is:

(a) based upon, arising from or in consequence of a **Securities Transaction**; or

(b) brought by or on behalf of any securities holder of any **Insured Organization**.

Securities Transaction means the purchase or sale of, or offer to purchase or sell, any securities issued by any **Insured Organization**.

c. The definitions of **Insured Person** and **Loss** are amended by adding the following:

Insured Person also means:

(i) For purposes of coverage under Insuring Clause 1 or 2, any past, present or future employee of the **Insured Organization**, but only for **Wrongful Acts** based upon, arising from or in consequence of any **Securities Transaction**; and

(ii) For purposes of coverage under Insuring Clause 3, the **Insured Organization**.

Loss does not include any amount allocated to uncovered loss pursuant to the **Allocation** provision. **Loss** includes punitive or exemplary damages which any **Insured Organization** becomes legally obligated to pay, provided that the punitive or exemplary damages are on account of a **Securities Claim** which is otherwise covered and provided such punitive or exemplary damages are insurable under the law pursuant to which coverage hereunder is construed.

The law of the jurisdiction most favorable to the insurability of those damages shall control for the purpose of resolving any dispute between the Company and the **Insured** regarding whether such damages are insurable, provided that such jurisdiction is where:

(1) those damages were awarded or imposed;

(2) any **Wrongful Act** occurred for which such damages were awarded or imposed;

(3) any **Insured** is incorporated or has its principal place of business; or

(4) the Company is incorporated or has its principal place of business.

3. The heading, Exclusions Applicable to Insuring Clauses 1 and 2, is deleted in its entirety and the following is inserted:

Exclusions Applicable To All Insuring Clauses

4. The Exclusions Applicable To All Insuring Clauses are amended by adding the following to paragraph (c):

(iv) a claim that is brought by any **Insured Person** identified in section 2c(i) of this endorsement for any **Wrongful Act** based upon, arising from or in consequence of any **Securities Transaction**.

5. The following additional exclusions are added:

Exclusions Applicable to Insuring Clause 3

6.1. The Company shall not be liable under Insuring Clause 3 for **Loss** on account of any **Claim** made against any **Insured Organization**:

(a) based upon, arising from, or in consequence of any deliberately fraudulent act or omission or any willful violation of any statute or regulation by any past, present or future chief financial officer, President or Chairman if a judgment or other final adjudication adverse to such **Insured Organization** establishes such a deliberately fraudulent act or omission or willful violation.

6.2. The Company shall not be liable under Insuring Clause 3 for that part of **Loss**, other than **Defense Costs**:

    (a)   which is based upon, arising from, or in consequence of the actual or proposed payment by any **Insured Organization** of allegedly inadequate or excessive consideration in connection with its purchase of securities issued by any **Insured Organization**; or

    (b)   which is based upon, arising from, or in consequence of any **Insured Organization** having gained in fact any profit or advantage to which it was not legally entitled.

6.   The second, third and fourth paragraphs of the Limit of Liability, Deductible and Coinsurance provision, are deleted in their entirety and replaced with the following:

The Company's maximum liability for each **Loss**, whether covered under one or more Insuring Clauses, shall be the Limit of Liability for each **Loss** set forth in the Declarations. The Company's maximum aggregate liability for all **Loss** on account of all **Claims** first made during the same **Policy Period**, whether covered under one or more Insuring Clauses, shall be the Limit of Liability for each **Policy Period** set forth in the Declarations.

The Company's liability under Insuring Clause 2 or Insuring Clause 3 shall apply only to that part of each **Loss** which is excess of the Deductible Amount set forth in the Declarations, and such Deductible Amount shall be borne by the **Insureds** uninsured and at their own risk. However, the Deductible Amount applicable to each **Loss** on account of any **Securities Claim** shall:

    (a)   apply only to that part of **Loss** which constitutes **Defense Costs**; and

    (b)   not apply if:

        (i)   a final adjudication with prejudice pursuant to a trial, motion to dismiss or motion for summary judgment in such **Securities Claim**, or

        (ii)   a complete and final settlement of such **Claim** with or without prejudice, establishes that no **Insured** in such **Securities Claim** is liable for any **Loss**, other than **Defense Costs**.

The Company shall reimburse any **Insured** which has funded a Deductible Amount if such amount subsequently becomes inapplicable based upon (i) or (ii) above.

The maximum Deductible Amount applicable to a single **Loss** which is covered under more than one Insuring Clause shall be the Deductible Amount set forth in the Declarations.

7.   The first paragraph of the Allocation provision is deleted in its entirety and replaced with the following:

    (a)   If a **Securities Claim** covered, in whole or in part, under Insuring Clauses 2 or 3 results in any **Insured Person** under Insuring Clause 2 of any **Insured Organization** under Insuring Clause 3 incurring both **Loss** covered hereunder and loss not covered hereunder, because such **Securities Claim** includes both covered and uncovered matters, the **Insureds** and the Company shall allocate such amount to **Loss** as follows:

        (i)   100% of such amount constituting **Defense Costs** shall be allocated to covered **Loss**; and

        (ii)   100 % of such amount other than **Defense Costs** shall be allocated to covered **Loss**.

        (iii)   Notwithstanding paragraphs 7(a)(i) and (ii) above, the **Insureds** and the Company shall allocate that part of **Loss** subject to exclusions 6.1 and 6.2 based upon the relative legal exposure of the **Insured Persons** and the **Insured Organization**.

    (b)   If any other **Claim** results in both **Loss** covered hereunder and loss not covered hereunder, because such **Claim** includes both covered and uncovered matters or is made against both covered and uncovered parties, the **Insureds** and the Company shall allocate such amount between covered **Loss** and uncovered loss based upon the relative legal exposures of the **Insureds**.

8. For purposes of coverage under Insuring Clause 3 only, the second paragraph of the Representations and Severability provision is deleted in its entirety and replaced with the following:

   With respect to the declarations and statements contained in the written application(s) for coverage, all declarations and statements contained in such application and knowledge possessed by any **Insured Person** identified in the Declarations shall be imputed to any **Insured Organization** for the purpose of determining if coverage is available.

9. For purposes of coverage under Insuring Clause 3 only, the Severability of Exclusions provision is deleted in its entirety and replaced with the following:

   With respect to the Exclusions Applicable To All Insuring Clauses and the Exclusions Applicable To Insuring Clause 3, only facts pertaining to and knowledge possessed by any past, present or future chief financial officer, President or Chairman of any **Insured Organization** shall be imputed to any **Insured Organization** to determine if coverage is available for such **Insured Organization**.

10. For purposes of coverage for employees who are **Insured Persons** pursuant to paragraph 2c(i) of this endorsement, the Presumptive Indemnification provision, is amended as follows:

    a. Paragraph (b) is deleted in its entirety and replaced with the following:

       (b) is permitted or required to indemnify the **Insured Person** for such **Loss** pursuant to common or statutory law,

    b. The final paragraph is deleted in its entirety and replaced with the following:

       For purposes of this provision, the shareholder and board of director resolutions of the **Insured Organization** shall be deemed to provide indemnification for such **Loss** to the fullest extent permitted by common or statutory law.

All other terms and conditions remain unchanged.



Robert Hamburger

Authorized Representative

November 9, 1999

Date



Executive Protection Policy

CHUBB

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 27, 1999

Endorsement No. 19
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that Subsection 14, Changes in Exposure, Acquisition or Creation of Another Organization, is deleted in its entirety and replaced with the following:

14. If the Insured Organization (i) acquires securities or voting rights in another organization or creates another organization, which as a result of such acquisition or creation becomes a Subsidiary, or (ii) acquires any organization by merger into or consolidation with an Insured Organization, such organization and its Insured Persons shall be Insureds under this coverage section but only with respect to Wrongful Acts committed, attempted, or allegedly committed or attempted, after such acquisition or creation unless the Company agrees, after presentation of a complete application and all appropriate information, to provide coverage by endorsement for Wrongful Acts committed, attempted, or allegedly committed or attempted, by such Insured Persons prior to such acquisition or creation.

    If the fair value of all cash, securities, assumed indebtedness and other consideration paid by the Insured Organization for any such acquisition or creation exceeds 25% of the total assets of the Parent Organization as reflected in the Parent Organization's most recent audited consolidated financial statements, the Parent Organization shall give written notice of such acquisition or creation to the Company as soon as practicable together with such information as the Company may require and shall pay any reasonable additional premium required by the Company.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Robert Hamburger
Authorized Representative

November 9, 1999
Date



CHUBB

Executive Protection Policy

ENDORSEMENT

Effective date of this endorsement: OCTOBER 27, 1999

Endorsement No. 20
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that:

1. Section 5, Exclusions, shall be amended by adding the following:

   (g) based upon or arising from any litigation, claims, demands, causes of action, legal or quasi-legal proceedings, decrees or judgments against any Insureds, occurring prior to or pending as of 10/27/99 of which any Insureds had received notice or otherwise had knowledge as of such date; or (i) based upon or arising from any subsequent litigation, claims, demands, causes of action, legal or quasi-legal proceedings, decrees or judgments against any Insureds based upon or arising from, substantially the same matters alleged in the pleadings of such prior or pending litigation, claims, demands, causes of action, legal or quasi-legal proceedings, decrees or judgment against any Insureds; or (ii) arising from any act of any Insureds which gave rise to such prior or pending litigation, claims, demands causes of action, legal or quasi-legal proceedings, decrees or judgments against any Insureds.

2. This endorsement shall only apply to the limits of liability $15,000,000 in excess of $5,000,000. each Loss, and $15,000,000 in excess of $5,000,000 each Policy Year.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Robert Hamburger
Authorized Representative

November 9, 1999
Date



CHUBB

Executive Protection Policy

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 27, 1999

Endorsement No. 21
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that the Limits of Liability specified in Item 3 of the Declarations are increased as follows:

	From	To
(a) Each **Loss**	$ 5,000,000.	$20,000,000.
(b) Each **Policy Year**	$ 5,000,000.	$20,000,000.

Provided, however, that the increased Limits of Liability shall apply only to **Claims** first made against the **Insured** on or after the effective date of this endorsement.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Robert Hamburger
Authorized Representative

November 9, 1999
Date

Form 14-02-1675 (Ed. 11/92)



Executive Protection Policy

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 27, 1999

Endorsement No. 22
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J   DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that:

1.   The following is added to this policy:

Investigative Costs Coverage
Insuring Clause 4

The Company shall pay on behalf of the **Insured Organization** all **Investigation Costs** which such **Insured Organization** becomes legally obligated to pay on account of any **Shareholder Derivative Demand** first made during the **Policy Period** or, if exercised, the Extended Reporting Period, for a **Wrongful Act** committed, attempted, or allegedly committed or attempted, by an **Insured Person** before or during the **Policy Period**.

2.   Section 5, **Exclusions Applicable to Insuring Clauses 1 and 2**, is amended by deleting the section heading in its entirety and inserting the following:

Exclusions Applicable to Insuring Clauses 1, 2 and 4

3.   Section 8, **Limit of Liability, Deductible and Coinsurance**, is amended as follows:

a.   The following is added to paragraph two:

The Company's maximum liability for all **Investigation Costs** covered under Insuring Clause 4 on account of all **Shareholder Derivative Demands** first made during the same **Policy Period** shall be $250,000. This is a sublimit which further limits and does not increase the Company's maximum liability under this policy as set forth in Item 3(B) of the Declarations.

b.   The following is added to pargraph three:

No deductible amount shall apply to **Investigation Costs** covered under Insuring Clause 4.

4.   Section 11, **Defense and Settlement**, is amended for purposes of coverage under Insuring Clause 4 by deleting the first paragraph in its entirety and inserting the following:

Subject to this section, it shall be the duty of the **Insured Organization** and not the duty of the Company to investigate and evaluate any **Shareholder Derivative Demand**.

5.   Section 28, **Definitions**, is amended by adding the following:

Investigation Costs means reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries or fees of the directors, officers or employees of the **Insured Organization**) incurred by the **Insured Organization** (including its board of directors or any committee of the board of directors) in connection with the investigation or evaluation of any **Shareholder Derivative Demand**.

Form 14-02-2300 (Ed. 5/97)

Shareholder Derivative Demand means any written demand, by one or more shareholders of an **Insured Organization**, upon the board of directors of such **Insured Organization**, to bring a civil proceeding in a court of law against any **Insured Person** for a **Wrongful Act** committed, attempted or allegedly committed or attempted by an **Insured Person** before or during the **Policy Period**.

6. For purposes of coverage under Insuring Clause 4 only,

   a. all references in this policy to **Loss** or **Defense Costs** shall only mean **Investigation Costs**; and

   b. all references in this policy to **Claim** or to "**Claim** against any **Insured Person**" shall only mean any **Shareholder Derivative Demand**.

All other terms and conditions remain unchanged.



Robert Hamburger

Authorized Representative

November 9, 1999

Date



CHUBB

Executive Protection Policy

ENDORSEMENT

Effective date of
this endorsement: OCTOBER 27, 1999

Endorsement No. 23
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that if a **Claim** against an **Insured Person** includes a claim against the **Insured Person's** lawful spouse solely by reason of (i) such spouse's status as a spouse of the **Insured Person**, or (ii) such spouse's ownership interest in property which the claimant seeks as recovery for alleged **Wrongful Acts** of the **Insured Person**, all loss which such spouse becomes legally obligated to pay on account of such **Claim** shall be treated for purposes of this policy as **Loss** which the **Insured Person** becomes legally obligated to pay on account of the **Claim** made against the **Insured Person.** All limitations, conditions, provisions and other terms of coverage (including the deductible) applicable to the **Insured Person's Loss** shall also be applicable to such spousal loss.

The coverage extension afforded by this Endorsement does not apply to any **Claim** alleging any wrongful act or omission by the **Insured Person's** spouse.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Robert Hamburger
Authorized Representative

November 9, 1999
Date

Form 14-02-1704 (Ed. 11/92)



CHUBB

Executive Protection Policy

Effective date of
this endorsement: NOVEMBER 05, 1999

Endorsement No. 24
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that:

1. Item 7., Insured Persons, of the Declarations for this
    coverage section is amended by adding the following:

    and any elected or appointed officer or employees
    of the Insured Organization in an Outside Directorship.

2. Coverage provided to any Insured Person(s) in any Outside
    Directorship shall:

    (A) not extend to the Outside Entity or to any director,
         officer, trustee, governor or any equivalent
         executive or employee of the Outside Entity, other
         than the Insured Person serving in the Outside
         Directorship;
    (B) be specifically excess of any indemnity (other than
         any indemnity provided by the Insured Organization)
         or insurance available to such Insured Person(s) by
         reason of serving in the Outside Directorship,
         including any indemnity or insurance available
         from or provided by the Outside Entity;

    (C) not extend to Loss in connection with any Claim
         made against any Insured Person(s) for a Wrongful
         Act committed, attempted, or allegedly committed
         or attempted by such Insured Person(s) while
         serving in the Outside Directorship if such
         Wrongful Act is committed, attempted, or allegedly
         committed or attempted, after the date (i) such
         Insured Person(s) ceases to be an officer or
         employee of the Insured Organization, or (ii)
         service by such Insured Person(s) in the Outside
         Directorship ceases to be with the consent or at
         the request of the Insured Organization;
    (D) not extend to Loss in connection with any Claim
         made against any Insured Person based upon their
         service in the Outside Directorship where the Claim
         is (i) by the Outside Entity, or (ii) made on
         behalf of the Outside Entity and a director, officer,

trustee,governor or equivalent executive of the
Outside Entity instigates such Claim, or (ii)
brought by any director, officer, trustee, governor
or other equivalent executive of the Outside Entity.

3. The total limit of the Company's liability to pay Loss
under this coverage section, including this endorsement,
shall not exceed the amount set forth in Item 3 of the
Declarations for this coverage section. This endorsement
does not increase the Company's maximum liability
beyond the Limits of liability set forth in Item 3
of the Declarations for this coverage section.

4. Payment by the Company, a subsidiary or an affiliate
of Chubb and Son, Inc. under another policy on account
of a claim also covered pursuant to this endorsement
shall reduce, by the amount of the payment, the
Company's limits of liability under this policy with
respect to such claim.

5. Subsection 28, Definitions, of this coverage section
is amended by adding the following:

For-Profit Outside Entity means: (i) any organization,
other than a Subsidiary, in which 25% or more of the
outstanding securities or voting rights representing
the present right to vote for election of directors
is owned or controlled, directly or indirectly, in
any combination, by one or more Insured Organzations,
(ii) any organization, other than a Subsidiary or an
organization described in subparagraph (i) of this
definition, in which the Insured Organization acquires
securities or voting rights for the first time during
the Policy Period, (iii) any Insured Person, including
those serving as management committee members, serving
in limited libility companies.

Not-For-Profit Outside Entity means any non-profit
corporation, community chest, fund or foundation
including those exempt from federal income tax pursuant
to Section 501 (c) (3) of the Internal Revenue Code
of 1986, as amended.

Outside Directorship means any Outside Not-For-Profit
Directorship or Outside For-Profit Directorship.

Outside Entity means, collectively, all For-Profit
Outside Entities and all Not-For-Profit Outside Entities.

Outside Not-For-Profit Directorship means the position of
director, officer, trustee, governor, or other equivalent
executive position with any Not-For-Profit Outside Entity
if service by the Insured Person(s) in such position was
with the knowledge and consent or at the request of the
Insured organization.

Outside For-Profit Directorship means the position of
director, officer or equivalent of any For-Profit Outside
Entity if service by the Insured Person(s) in such position
was with the knowledge and consent or at the request of the
Insured Organization.



CHUBB

Effective date of
this endorsement: NOVEMBER 05, 1999

Endorsement No. 24
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Robert Hamburger
Authorized Representative

November 24, 1999
Date

 **CHUBB**

Executive Protection Policy

ENDORSEMENT

Effective date of
this endorsement: NOVEMBER 05, 1999

Endorsement No. 25
Company: TEXAS PACIFIC INDEMNITY COMPANY

To be attached to and form part of
Policy No. 8091-25-91J DAL

Issued to: CLUB CORPORATION INTERNATIONAL

It is agreed that subsection 5, "Execlusions: Execlusions
Applicable to Insuring Clause 1 and 2", is amended by adding
the following:

(h) based upon, arising from or in consequence of a public
offering, solicitation, sale, distribution, or issuance
of Insured's stock, whether or not a prospectus has been
issued.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



Authorized Representative

December 1, 1999

Date